Ameristar Casinos, Inc.
3773 Howard Hughes Parkway, Suite 490S
Las Vegas, Nevada
(702) 567-7000
January 19, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Amanda Ravitz
Re:	Ameristar Casinos, Inc. Registration Statement on Form S-4 (File No. 333-163578)
Dear Ms. Ravitz:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ameristar Casinos, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective time of the above-referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Standard Time, on Wednesday, January 20, 2010, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

Very truly yours,
/s/ Peter C. Walsh
Peter C. Walsh
Senior Vice President and General Counsel
cc: Jonathan K. Layne, Gibson, Dunn & Crutcher LLP
Ameristar Acceleration Request